UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 29)*

Under the Securities Exchange Act of 1934

Titanium Metals Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

888339 10 8
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2010
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,899,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,899,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,899,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,899,906
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,899,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,899,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 51,457,261
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 51,457,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,457,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,456,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,456,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,456,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,841,307
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,841,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,841,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,628,787
	8	SHARED VOTING POWER 88,782,697
	9	SOLE DISPOSITIVE POWER 5,628,787
	10	SHARED DISPOSITIVE POWER 88,782,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,628,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 29
TO SCHEDULE 13D

This Schedule 13D, as amended (collectively, the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”).  The Reporting Persons (as defined below) are filing this Amendment No. 29 to this Schedule 13D (this “Amendment”) to report that the aggregate beneficial ownership of the outstanding Shares by the Reporting Persons increased by more than one percent of the outstanding Shares on December 15, 2010 from the aggregate ownership reported in Amendment No. 28 to this Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)           The following entities or persons are filing this Amendment (collectively, the “Reporting Persons”):

•	Valhi Holding Company (“VHC”), Annette C. Simmons and The Combined Master Retirement Trust (the “CMRT”) as direct holders of Shares;

•	Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct or indirect ownership of VHC (as described below in this Amendment); and

•	Harold C. Simmons by virtue of his positions with Contran and certain other related entities or his relationship with his wife (as described in this Amendment).

By signing this Amendment, each Reporting Person agrees that this Amendment is filed on its, his or her behalf.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 180,174,253 Shares outstanding as of the close of business on April 19, 2011, which outstanding share information is from the Company (the “Outstanding Shares”):

Valhi Holding Company (“VHC”)	23.2%
Annette C. Simmons	12.1%
CMRT	8.6%
Harold C. Simmons	3.1%
Kronos Worldwide, Inc. (“Kronos Worldwide”)	2.1%
Contran	2.0%
NL Industries, Inc. (“NL”)	0.5%
Valhi, Inc. (“Valhi”)	0.5%
NL Environmental Management Services, Inc. (“NL EMS”)	0.3%
Harold Simmons Foundation, Inc. (the “Foundation”)	Less than 0.1%
The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”)	Less than 0.1%

Together, VHC, Annette C. Simmons, Harold C. Simmons, Kronos Worldwide, Contran, NL, Valhi and NL EMS may be deemed to control the Company.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Harold C. Simmons	0.4%
TIMET Finance Management Company (“TFMC”)	0.1%
Annette C. Simmons	0.1%
Contran	Less than 0.1%

The Company is the holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.  Together, Valhi, NL, TFMC and Contran may be deemed to control Kronos Worldwide.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.6%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

Together, Valhi, TFMC and Kronos Worldwide may be deemed to control NL.  NL is the holder of 100% of the outstanding shares of common stock of NL EMS and may be deemed to control NL EMS.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
TFMC	1.3%
Foundation	0.8%
Contran Amended and Restated Deferred Compensation Trust (the “CDCT”)	0.3%
Harold C. Simmons	0.3%
Annette C. Simmons	0.2%
CMRT	0.1%
Grandchildren’s Trust	Less than 0.1%
Contran	Less than 0.1%

VHC, TFMC and Contran may be deemed to control Valhi.

Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the beneficial holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by these trusts.  Mr. Simmons, however, disclaims beneficial ownership of any Contran shares these trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt.  Contran selects the trustee and members of this trust’s investment committee.  Harold C. Simmons is the sole trustee of this trust and a member of the investment committee for this trust.

Harold C. Simmons is the chairman of the board and chief executive officer of NL and the chairman of the board of Kronos Worldwide, the Company, Valhi, VHC, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or CMRT.  Mr. and Mrs. Simmons each disclaim beneficial ownership of all shares of TIMET common stock beneficially owned, directly or indirectly, by VHC, Kronos Worldwide, Contran, NL, Valhi, NL EMS, the Foundation and the Grandchildren’s Trust.

All of TIMET’s directors or executive officers who are also directors or executive officers of VHC, Kronos Worldwide, Contran, NL, Valhi, NL EMS, the Foundation or their affiliated entities disclaim beneficial ownership of the shares of TIMET common stock that such entities directly or indirectly hold.

Annette C. Simmons is the wife of Harold C. Simmons.  Mrs. Simmons disclaims beneficial ownership of all shares that she does not own directly.  Mr. Simmons may be deemed to share indirect beneficial ownership of her shares.  He disclaims all such beneficial ownership.  Mrs. Simmons disclaims beneficial ownership of any shares that she does not hold directly.

The Grandchildren’s Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons.  As co-trustees of this trust, each of Mr. and Mrs. Simmons has the power to vote and direct the disposition of the shares this trust directly holds.  Each of them disclaims beneficial ownership of any shares that this trust holds.

NL, NL EMS and Kronos Worldwide directly hold 3,604,790 shares, 1,186,200 shares and 443,467 shares, respectively, of Valhi common stock.  As already disclosed, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.0% of the outstanding shares of Kronos Worldwide common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, NL EMS and Kronos Worldwide hold as treasury stock for voting purposes and for the purposes of this Schedule 13D such shares are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Amendment to acquire the Shares set forth on Schedule C to this Amendment were from such person’s personal funds.

(b)           The principal offices of VHC, Contran and the CMRT are located at, and the business address of Harold C. Simmons and Annette C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.  The principal office of Dixie Rice is located at 600 Pasquiere Street, Gueydan, Louisiana 70542.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           Through Valhi, VHC is principally engaged in the titanium dioxide products, component products (security products, furniture components and performance marine components) and waste management industries.  Through VHC’s equity investment in the Company, VHC is invested in a leading worldwide producer of titanium metal products.

In addition to the activities engaged in through Valhi, the Company and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above,

•	Dixie Rice is engaged in land management, agriculture and oil and gas activities; and
•	Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

As already disclosed in Item 2(a) of this Amendment, the CMRT is a trust sponsored by Contran to permit the collective investment by trusts that maintain the assets of certain employee benefit plans Contran and its related companies adopt.

Harold C. Simmons is an employee of Contran.  See Item 2(a) for certain positions that Harold C. Simmons holds with Contran and its related companies.

Annette C. Simmons is an employee of Contran and a private investor.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Amendment has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Amendment are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The total amount of funds (including commissions) Kronos Worldwide used to acquire the Shares it purchased as reported in Item 5(c) was $64,652,091.36.  Kronos Worldwide used it cash on hand for such purchases.

The total amount of funds (including commissions) Contran used to acquire the Shares it purchased from VHC as reported in Item 5(c) was $53,700,000.  Contran used its advance account with VHC for such purchase.  The advance account is unsecured and bears interest at the prime rate less 0.5%.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

Each of Kronos Worldwide and Contran purchased the Shares reported as purchased by it in Item 5(c) to increase their respective direct equity investment in the Company.

Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities.  Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely Robert D. Graham, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

No change to Item 5 except for the addition of the following.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

VHC	41,878,081
Annette C. Simmons	21,825,875
CMRT	15,434,604
Harold C. Simmons	5,628,787
Kronos Worldwide	3,745,769
Contran	3,557,355
NL	882,568
Valhi	826,959
NL EMS	566,529
Foundation	49,525
Grandchildren’s Trust	15,432
Total	94,411,484

By virtue of the relationships described under Item 2 of this Amendment:

(1)           VHC and Dixie Rice may each be deemed to be the beneficial owner of the 47,899,906 Shares (approximately 26.6% of the Outstanding Shares) that VHC, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to be the beneficial owner of the 51,457,261 Shares (approximately 28.6% of the Outstanding Shares) that VHC, Kronos Worldwide, Contran, NL, Valhi and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to be the beneficial owner of the 21,456,429 Shares (approximately 11.9% of the Outstanding Shares) that the CMRT, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to be the beneficial owner of the 21,841,307 Shares (approximately 12.1% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate; and

(5)           Harold C. Simmons may be deemed to be the beneficial owner of the 94,411,484 Shares (approximately 52.4% of the Outstanding Shares) that VHC, his wife, the CMRT, he, Kronos Worldwide, Contran, NL, Valhi, NL EMS, the Foundation and the Grandchildren’s Trust hold directly in the aggregate.

Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Mrs. Simmons disclaims beneficial ownership of any Shares that she does not hold directly.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 47,899,906 Shares (approximately 26.6% of the Outstanding Shares) that VHC, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 51,457,261 Shares (approximately 28.6% of the Outstanding Shares) that VHC, Kronos Worldwide, Contran, NL, Valhi and NL EMS hold directly in the aggregate;

(3)           The CMRT may be deemed to share the power to vote and direct the disposition of the 21,456,429 Shares (or approximately 11.9% of the Outstanding Shares) that the CMRT, Kronos Worldwide, NL, Valhi and NL EMS hold directly in the aggregate;

(4)           Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 21,841,307 Shares (approximately 12.1% of the Outstanding Shares) she and the Grandchildren’s Trust hold directly in the aggregate;

(5)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 88,782,697 Shares (approximately 49.3% of the Outstanding Shares) that VHC, his wife, the CMRT, Kronos Worldwide, Contran, NL, Valhi, NL EMS, the Foundation and the Grandchildren’s Trust hold directly in the aggregate; and

(6)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 5,628,787 Shares (approximately 3.1% of the Outstanding Shares) he holds directly.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Amendment.

(c)           The table below sets forth Kronos Worldwide’s purchases of Shares since October 16, 2010 (the 60th day prior to the date of the event that requires the filing of this Statement) through the close of business on April 19, 2011).  All of these purchases were purchases in the open market.

Date	Number of Shares	Approximate Purchase Price Per Share (exclusive of commissions)

11/24/10	7,200	$17.4899
11/24/10	4,800	$17.4900
11/24/10	18,000	$17.5000
11/24/10	100	$17.5200
11/24/10	1,300	$17.5399
11/24/10	5,550	$17.5400
11/24/10	106	$17.5450
11/24/10	6,450	$17.5499
11/24/10	16,494	$17.5500
11/24/10	5,100	$17.5600
11/24/10	100	$17.5650
11/24/10	4,432	$17.5700
11/24/10	200	$17.5750
11/24/10	7,068	$17.5799
11/24/10	23,100	$17.5800
11/26/10	200	$17.3199
11/26/10	4,800	$17.3200
11/26/10	8,848	$17.3300
11/26/10	1,452	$17.3400
11/26/10	1,200	$17.3599
11/26/10	3,800	$17.3600
11/29/10	100	$17.0800
11/29/10	4,391	$17.0900
11/29/10	15,509	$17.1000
11/29/10	1,421	$17.1100
11/29/10	600	$17.1200
11/29/10	3,289	$17.1300
11/29/10	12,830	$17.1400
11/29/10	100	$17.1450
11/29/10	7,360	$17.1499
11/29/10	64,500	$17.1500
11/29/10	9,900	$17.1600
11/29/10	1,897	$17.1700
11/29/10	4,413	$17.1800
11/29/10	3,920	$17.1900
11/29/10	6,703	$17.2000
11/29/10	2,913	$17.2100
11/29/10	200	$17.2150
11/29/10	1,700	$17.2199
11/29/10	14,817	$17.2200
11/29/10	200	$17.2250
11/29/10	800	$17.2299
11/29/10	5,193	$17.2300
11/29/10	1,823	$17.2400
11/29/10	5,421	$17.2500
12/08/10	4,794	$17.6150
12/08/10	200	$17.6160
12/08/10	100	$17.6170
12/08/10	600	$17.6175
12/08/10	28,778	$17.6200
12/08/10	986	$17.6275
12/08/10	900	$17.6300
12/08/10	4,700	$17.6350
12/08/10	1,700	$17.6375
12/08/10	2,400	$17.6399
12/08/10	6,686	$17.6400
12/08/10	8,759	$17.6450
12/08/10	1,600	$17.6475
12/08/10	67,797	$17.6500
12/10/10	10,100	$17.6999
12/10/10	1,200	$17.6975
12/10/10	3,600	$17.7000
12/10/10	100	$17.6900
12/14/10	600	$17.0175
12/14/10	700	$17.0200
12/14/10	800	$17.0485
12/14/10	30,169	$17.0500
12/14/10	300	$17.0600
12/14/10	100	$17.0685
12/14/10	11,230	$17.0700
12/14/10	14,900	$17.0750
12/14/10	1,000	$17.0760
12/14/10	19,600	$17.0775
12/14/10	5,500	$17.0790
12/14/10	200	$17.0798
12/14/10	133,359	$17.0800
12/14/10	100	$17.0825
12/14/10	38,113	$17.0850
12/14/10	2,500	$17.0860
12/14/10	21,370	$17.0875
12/14/10	5,600	$17.0890
12/14/10	100	$17.0898
12/14/10	31,460	$17.0900
12/14/10	800	$17.0925
12/14/10	30,400	$17.0950
12/14/10	15,700	$17.0960
12/14/10	36,900	$17.0975
12/14/10	400	$17.0990
12/14/10	100	$17.0998
12/14/10	100	$17.0999
12/14/10	275,559	$17.1000
12/14/10	56,465	$17.1050
12/14/10	1,500	$17.1060
12/14/10	14,100	$17.1075
12/14/10	3,400	$17.1090
12/14/10	30,103	$17.1100
12/14/10	3,000	$17.1150
12/14/10	700	$17.1175
12/14/10	25,200	$17.1190
12/14/10	200	$17.1199
12/14/10	56,716	$17.1200
12/14/10	200	$17.1225
12/14/10	5,375	$17.1250
12/14/10	1,100	$17.1260
12/14/10	5,400	$17.1275
12/14/10	200	$17.1290
12/14/10	34,990	$17.1300
12/14/10	100	$17.1350
12/14/10	100	$17.1380
12/14/10	100	$17.1399
12/14/10	3,241	$17.1400
12/14/10	400	$17.1450
12/14/10	400	$17.1460
12/14/10	500	$17.1475
12/14/10	100	$17.1480
12/14/10	100	$17.1490
12/14/10	78,650	$17.1500
12/15/10	2,500	$16.9800
12/15/10	5,975	$16.9900
12/15/10	200	$16.9950
12/15/10	100	$16.9996
12/15/10	88,392	$17.0000
12/15/10	500	$17.0075
12/15/10	13,900	$17.0100
12/15/10	11,500	$17.0200
12/15/10	46,038	$17.0300
12/15/10	1,400	$17.0350
12/15/10	700	$17.0375
12/15/10	100	$17.0390
12/15/10	100	$17.0395
12/15/10	100	$17.0398
12/15/10	200	$17.0399
12/15/10	102,324	$17.0400
12/15/10	4,400	$17.0425
12/15/10	30,759	$17.0450
12/15/10	600	$17.0460
12/15/10	17,622	$17.0475
12/15/10	100	$17.0495
12/15/10	100	$17.0497
12/15/10	200	$17.0499
12/15/10	448,693	$17.0500
12/16/10	38,975	$17.0000
12/16/10	25,000	$17.0200
12/16/10	21,800	$17.0300
12/16/10	4,368	$17.0350
12/16/10	700	$17.0375
12/16/10	51,032	$17.0400
12/16/10	900	$17.0450
12/16/10	400	$17.0475
12/16/10	80,322	$17.0500
12/27/10	5,733	$16.7400
12/27/10	49,820	$16.7500
12/27/10	44,447	$16.7600
12/29/10	200	$16.9495
12/29/10	200	$16.9496
12/29/10	200	$16.9497
12/29/10	300	$16.9498
12/29/10	8,767	$16.9500
12/29/10	2,500	$16.9600
12/29/10	100	$16.9650
12/29/10	400	$16.9699
12/29/10	54,374	$16.9700
12/29/10	200	$16.9750
12/29/10	14,169	$16.9800
12/29/10	500	$16.9900
12/29/10	3,269	$16.9950
12/29/10	1,500	$16.9975
12/29/10	144	$16.9998
12/29/10	65,367	$17.0000
12/29/10	10	$17.0550
12/31/10	4,870	$17.1400
12/31/10	10,897	$17.1500
12/31/10	300	$17.1750
12/31/10	250	$17.1795
12/31/10	150	$17.1796
12/31/10	4,100	$17.1800
12/31/10	100	$17.1899
12/31/10	3,899	$17.1900
12/31/10	9,461	$17.2000
12/31/10	200	$17.2199
12/31/10	4,319	$17.2200
12/31/10	100	$17.2299
12/31/10	6,482	$17.2300
12/31/10	23	$17.2350
12/31/10	2,649	$17.2400
01/04/11	18,790	$16.6400
01/04/11	100	$16.6399
01/04/11	200	$16.6398
01/04/11	100	$16.6396
01/04/11	100	$16.6394
01/04/11	200	$16.6393
01/04/11	1,500	$16.6350
01/04/11	24,140	$16.6300
01/04/11	100	$16.6299
01/04/11	8,600	$16.6250
01/04/11	400	$16.6200
01/04/11	2,600	$16.6150
01/04/11	23,600	$16.6100
01/04/11	500	$16.6099
01/04/11	620	$16.6050
01/04/11	10,050	$16.6000
01/04/11	700	$16.5950
01/04/11	100	$16.5925
01/04/11	2,600	$16.5900
01/04/11	3,100	$16.5850
01/04/11	1,900	$16.5825
03/08/11	1,737	$17.8800
03/08/11	187,163	$17.8700
03/08/11	1,100	$17.8600
03/10/11	100,000	$17.1700
03/10/11	12,474	$17.2400
03/10/11	300	$17.2425
03/10/11	12,500	$17.2450
03/10/11	600	$17.2460
03/10/11	2,400	$17.2475
03/10/11	64,058	$17.2500
03/10/11	500	$17.2750
03/10/11	100	$17.2875
03/10/11	2,082	$17.2900
03/10/11	3,900	$17.2950
03/10/11	400	$17.2960
03/10/11	1,300	$17.2975
03/10/11	3,634	$17.3000
03/10/11	5,207	$17.3700
03/10/11	100	$17.3725
03/10/11	600	$17.3750
03/10/11	100	$17.3760
03/10/11	700	$17.3775
03/10/11	300	$17.3799
03/10/11	7,361	$17.3800
03/10/11	300	$17.3825
03/10/11	4,100	$17.3850
03/10/11	1,100	$17.3860
03/10/11	2,100	$17.3875
03/10/11	1,368	$17.3900
03/10/11	2,200	$17.4000
03/10/11	200	$17.4350
03/10/11	400	$17.4375
03/10/11	10,025	$17.4400
03/10/11	100	$17.4450
03/10/11	100	$17.4475
03/10/11	1,948	$17.4500
03/11/11	5,000	$17.1900
03/11/11	200	$17.2000
03/11/11	300	$17.2100
03/11/11	200	$17.2200
03/11/11	400	$17.2400
03/11/11	1,400	$17.2500
03/15/11	29,915	$17.2500
03/24/11	120,254	$17.6500
03/24/11	182,568	$17.6000
03/24/11	54,100	$17.6450
03/24/11	18,097	$17.5700
03/24/11	11,300	$17.6400
03/24/11	4,636	$17.5800
03/24/11	3,000	$17.5900
03/24/11	2,700	$17.5975
03/24/11	1,500	$17.5600
03/24/11	1,000	$17.5750
03/24/11	800	$17.5950
03/24/11	45	$17.5899
03/30/11	2,000	$17.9900
03/30/11	2,321	$17.9950
03/30/11	35,276	$18.0000
03/30/11	900	$17.9975

Additionally, since October 16, 2010 through the close of business on April 19, 2011:

•	on November 29, 2010, Harold C. Simmons gifted his wife, Annette C. Simmons, 1,814,000 Shares;

•	on February 17, 2011, Contran made a charitable contribution of 150,000 Shares; and

•	on March 9, 2011, Contran purchased 3.0 million Shares from VHC at $17.90 per share.

Except as disclosed in this Item 5(c), no other Reporting Person and no other person named in Schedule B to this Amendment had any transactions in Shares during the period from October 16, 2010 through April 19, 2011.

(d)           Each of VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, Kronos Worldwide, Contran, NL, Valhi, NL EMS, the Foundation, and the Grandchildren’s Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares directly held by such entity or person.

(e)           None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change to Item 6 except for the addition of the following.

The description of the advance account between Contran and VHC in Item 3 of this Statement is incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 19, 2011

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 19, 2011

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

Schedule B is hereby amended and restated as follows.

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president and a director of Dixie Rice and vice president-real estate for Contran.

Robert D. Graham
Executive vice president of Titanium Metals Corporation (the “Company”); vice president of Contran, Dixie Rice, Valhi, Inc., a publicly held sister corporation of the Company (“Valhi”), and VHC; executive vice president and general counsel of Kronos Worldwide, Inc., a publicly held sister corporation of the Company (“Kronos Worldwide”); vice president and general counsel of NL Industries, Inc., a publicly held sister corporation of the Company (“NL”); and executive vice president of CompX International Inc., a publicly held sister corporation of the Company (“CompX”).

J. Mark Hollingsworth
Vice president and general counsel of CompX, Contran, Dixie Rice, Valhi and VHC; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and vice president and general counsel of Keystone Consolidated Industries, Inc., a publicly held sister corporation of the Company (“Keystone”).

William J. Lindquist	Director and senior vice president of Contran, and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of CompX, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, CompX, Contran, Dixie Rice, Keystone, Kronos Worldwide, NL, Valhi and VHC.

Bobby D. O’Brien	President and chief executive officer of the Company; vice president and chief financial officer of Contran, Dixie Rice and Valhi; and vice president and chief financial officer of VHC.

Glenn R. Simmons	Chairman of the board of CompX and Keystone; vice chairman of the board of Contran, Dixie Rice, Valhi and VHC; and a director of the Company, Kronos Worldwide and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, Kronos Worldwide, Valhi, and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC.

Gregory M. Swalwell
Vice president and controller of Contran, Valhi and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of the Company and Dixie Rice.

Steven L. Watson
Vice chairman of the board of the Company; chief executive officer and vice chairman of the board of Kronos Worldwide; director and president of Contran, Dixie Rice and VHC; director, president and chief executive officer of Valhi; and a director of CompX, Keystone and NL.

SCHEDULE C

Schedule C is hereby amended and restated as follows.

Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Amendment, such persons may be deemed to personally beneficially own shares (“Shares”) of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the “Company”), as outlined below.

Name	Shares Held	Total

L. Andrew Fleck (1)	40,276	40,276

Robert D. Graham	-0-	-0-

J. Mark Hollingsworth	-0-	-0-

William J. Lindquist	-0-	-0-

A. Andrew R. Louis	-0-	-0-

Kelly D. Luttmer	400	400

Bobby D. O’Brien	-0-	-0-

Glenn R. Simmons (2)	141,379	141,379

Harold C. Simmons (3)	27,470,094	27,470,094

John A. St. Wrba	-0-	-0-

Gregory M. Swalwell	556	556

Steven L. Watson	177,735	177,735

—————————

(1)	Includes 3,615 Shares owned by his children and 2,840 Shares that Mr. Fleck’s wife holds in an individual retirement account.

(2)	Includes 12,282 Shares that Glenn R. Simmons’ wife holds in an individual retirement account.

(3)
Includes 21,825,875 Shares that Annette C. Simmons, Harold C. Simmons’ wife, owns directly and 15,432 Shares that The Annette Simmons Grandchildren’s Trust directly holds, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Mrs. Simmons.  This table excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Amendment.  Mr. Simmons disclaims beneficial ownership of all Shares that he does not directly own.